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SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of The Kraft Heinz Company may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: February 14, 2023	/s/ Warren E. Buffett
Warren E. Buffett

Dated: February 14, 2023	Berkshire Hathaway Inc.

/s/ Warren E. Buffett
By: Warren E. Buffett
Title: Chairman and Chief Executive Officer

Dated: February 14, 2023	Benjamin Moore & Co. Retirement Income Plan

/s/ Daniel Calkins
By: Daniel Calkins
Title: President, Benjamin Moore and Co.